UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

FAST CASUAL CONCEPTS INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming	834100110
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

141 Amsterdam Rd.,

Grove City, PA 16127

(Address of Principal Executive Offices)

801-871-5225

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Fast Casual Concepts Inc. as of June, 30 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

Revenues

We had $558,839 and $730,944 in revenues from food and beverage sales at our four stores during the six months ended June 30, 2022 and 2021, respectively, a decrease of $172,105, or 24%.

Operating Expenses

Operating expenses were $1,097,503 and $938,213 for the six months ended June 30, 2022 and 2021, respectively. The $159,290, or 17% increase, is mainly due to a $202,432 increase in general and administrative expenses, a $37,243 increase in facility expenses and a $6,595 increase in compensation expenses during the six months ended June 30, 2022 compared to June 30, 2021. These increases were partially offset by a $58,881, or 16%, decrease in cost of sales and $28,099, or 23%, decrease in depreciation and amortization expenses during the six months ended June 30, 2022 compared to March 31, 2021, as discussed below.

Cost of sales were $308,107 and $366,988 for the six months ended June 30, 2022 and 2021, respectively, and consists of food, beverage and service supplies used in our four operating stores. The $58,881, or 16% decrease is consistent with our 24% decrease in revenues as discussed above.

Facility expenses were $95,406 for the six months ended June 30, 2022, compared to $58,163 for the six months ended June 30, 2021, a $37,243, or approximately 64% increase, mainly the result of commencing our new store lease in January 2022. Compensation expenses were $245,366 for the six months ended June 30, 2022 compared to $238,771 for the six months ended June 30, 2021, a $6,595, or approximately 3% increase. General and administrative expenses were $353,077 for the six months ended June 30, 2022 compared to $150,645 for the six months ended June 30, 2021, a $202,432, or 134% increase, as a result of increasing operations and administrative expense requirements of the now five fully operating stores. Depreciation and amortization expense was $95,547 for the six months ended June 30, 2022 compared to $123,646 for the six months ended June 30, 2021, a decrease of $28,099, or 23%.

Loss from Operations

We incurred an operating loss of $538,664 for the six months ended June 30, 2022 compared to $207,269 during the six months ended June 30, 2021. The $331,395, or 160%, increase is mainly due to the due to the decrease in revenues as well as the significant net increases in operating and administrative expenses as discussed above.

Other Income and Expenses

We recognized total other expense of $39,982 for the six months ended June 30, 2022, compared to other income of $38,384 for the six months ended June 30, 2021. The $78,366 decrease is mainly due to the $65,537 decrease in debt relief, employee retention credits and hospitality industry grants under the Coronavirus Aid, Relief and Economic Securities Act in 2021 compared to the same 2022 period. We also recognized $59,045 in interest expense for the six months ended June 30, 2022 compared to $50,167 for the six months ended June 30, 2021, or a decrease of $8,878, or 18% and a decrease of $3,951 in other income during the six months ended June 30, 2022 compared to the 2021 comparable period.

Net Loss

Net loss totaled $578,646 for the six months ended June 30, 2022 compared to $168,885 for the six months ended June 30, 2021, or an increase of $409,761, or 243%. The increase in net loss is mainly due to the $331,395 increase in loss from operations, the $172,105 decrease in revenues and the $78,366 decrease in other income as discussed above.

Liquidity

Current assets at December 31, 2021 totaled $197,089 and was composed of $16,182 in cash, $92,317 in employee retention credits receivable, $58,612 in prepaid expenses and $29,978 in inventory, as compared to current assets of $170,263 consisting of $2,189 in cash, $92,317 in employee retention credits receivable, $55,939 in prepaid expenses and $19,818 in inventory at December 31, 2021. The increases are mainly due to the increasing operations of five store locations during 2022, compared to four in 2021 resulting in more cash, prepaid and inventory account activity.

During the six months ended June 30, 2022, our operating activities used net cash of $520,933 compared to net cash provided of $15,484 during the six months ended June 30, 2021. The decrease of $536,017 in cash used in operations is mainly due to the $409,761 increase in net loss as discussed above as well as the $23,211 and $169,035 decreases in the change in assets and liabilities, respectively, partially offset by net changes in non-cash operating expenses of $65,990.

Cash used in investing activities was $419,419 during the six months ended June 30, 2022 and $84,919 during the six months ended June 30, 2021, all from the purchase of leasehold improvements, furniture and equipment.

Financing activities provided $954,116 and $70,017 in cash during the six months ended June 30, 2022 and 2021, respectively. During the six months ended June 30, 2022 and 2021, we received $828,829 and $17,500 in cash from common stock sales, respectively. We received $466,050 and $99,750 in proceeds and repaid $330,763 and $7,250 in principal on notes payable to related parties during the six months ended June 30, 2022 and 2021, respectively. We repaid $10,171 and $10,070 on notes payable during the six months ended June 30, 2022 and 2021, respectively. We had a cash overdraft of $29,913 at December 31, 2020, which was recovered in the first quarter of 2021.

The Company had a working capital deficit of $552,845 at June 30, 2022, as compared to $1,444,967 at December 31, 2021.

Item 2.	Other Information

None

Item 3.	Financial Statements

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30, 2022	December 31, 2021
ASSETS

Current Assets:
Cash	$16,182	$2,189
Employee retention credit receivable	92,317	92,317
Prepaid expenses	58,612	55,939
Inventory	29,978	19,818
Total Current Assets	197,089	170,263

Other Non-Current Assets:
Property and equipment, net	1,433,901	1,110,029
Right of use asset – operating lease	813,368	357,926
Other assets	13,288	12,788
Total Assets	$2,457,646	$1,651,006

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts payable and accrued expenses	$123,839	$221,077
Operating lease liabilities	141,678	106,048
Notes payable, current portion	25,650	1,262,886
Notes payable, related party, current portion	458,767	25,219
Total Current Liabilities	749,934	1,615,230

Long-Term Liabilities:
Operating lease liabilities	740,636	300,248
Notes payable, related parties (net of current portion)	76,945	86,485
Notes payable (net of current portion)	173,700	183,195
Total Liabilities	1,741,215	2,185,158

Stockholders' Equity (Deficit):
Preferred stock series A; $0.001 par value, 10,000,000 and 10,000,000 shares authorized and 10,000,000 and 0 shares issued and outstanding, respectively	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 125,719,000 and 103,248,500 shares issued and outstanding, respectively	125,719	103,424
Common stock subscribed	—	252,550
Additional paid-in capital	2,340,648	281,164
Accumulated deficit	(1,759,936)	(1,181,290)
Total stockholders’ equity (deficit)	716,431	(534,152)

Total Liabilities and Stockholders' Equity (Deficit)	$2,457,646	$1,651,006

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	For the Six Months Ended June 30,
	2022	2021
REVENUES
Food and beverage sales	$558,839	$730,944
Total Revenues	558,839	730,944

COSTS AND EXPENSES
Cost of sales	308,107	366,988
Facility expenses	95,406	58,163
Compensation expense	245,366	238,771
General and administrative	353,077	150,645
Depreciation and amortization	95,547	123,646
Total Costs and Expenses	1,097,503	938,213

Loss From Operations	(538,664)	(207,219)

OTHER INCOME (EXPENSES)
Payroll Protection Plan loan forgiveness	19,063	64,600
COVID-19 Hospitality Recovery Program grant income	—	20,000
Other income	—	3,951
Interest expense, net	(59,045)	(50,167)
Total Other Expense	(30,982)	38,384

Loss before income taxes	(578,646)	(168,835)
Provision for income taxes	—	—
Net loss	$(578,646)	$(168,835)

Basic loss per common share	$(0.01)	$(0.00)

Basic weighted average common shares outstanding	112,504,445	103,405,572

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Preferred Stock Series A		Common Stock		Additional Paid-in Capital	Common Stock Subscribed	Accumulated Deficit	Total Stockholders' Equity Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2020	—	$—	103,248,500	$103,249	$173,913	$—	$(831,249)	$(554,087)

Common stock issued for cash	—	—	175,000	175	17,325	—	—	17,500

Net loss for the six months ended June 30, 2021	—	—	—	—	—	—	(168,835)	(168,835)

Balance, June 30, 2021	—	$—	103,423,500	$103,424	$191,238	$—	$(1,000,084)	$(705,422)

	Preferred Stock Series A		Common Stock		Additional Paid-in Capital	Common Stock Subscribed	Accumulated Deficit	Total Stockholders' Equity Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	10,000,000	$10,000	103,423,500	$103,424	$281,164	$252,550	$(1,181,290)	$(534,152)

Common stock issued for cash, net	—	—	8,290,000	8,290	820,539	—	—	828,829

Common stock issued for subscribed stock	—	—	3,605,500	3,605	248,945	(252,550)	—	—

Common stock issued for related party notes payable	—	—	10,000,000	10,000	990,000	—	—	1,000,000

Common stock issued for services	—	—	400,000	400	—	—	—	400

Net loss for the six months ended June 30, 2022	—	—	—	—	—	—	(578,646)	(578,646)

Balance, June 30, 2022	10,000,000	$10,000	125,719,000	$125,719	$2,340,648	$—	$(1,759,936)	$716,431

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	For the Six Months Ended June 30,
	2022	2021

Cash flows from operating activities:
Net loss	$(578,646)	$(168,835)
Adjustments to reconcile net loss to net
cash (used) provided by operating activities:
Depreciation and amortization expense	95,547	123,646
Amortization of leased assets	69,620	40,531
Payroll Protection Plan loan forgiveness	—	(64,600)
Common stock issued for services	400	—
Changes in operating assets and liabilities:
Decrease (increase) in inventory	(10,160)	7,748
Decrease (increase) in accounts receivable	—	1,526
Decrease in leased assets	(6,972)	—
Decrease (increase) in other assets	22,547	19,352
Increase (decrease) in accounts payable and accrued expenses	(45,077)	103,586
Decrease in lease liabilities	(67,792)	(47,470)
Net cash (used in) provided by operating activities	(520,533)	15,484

Cash flows from investing activities:
Purchase of property and equipment	(419,419)	(84,919)
Net cash used in financing activities	(419,419)	(84,919)

Cash flows from financing activities:
Cash overdraft	—	(29,913)
Common stock issued for cash, net	828,829	17,500
Proceeds from the issuance of notes payable, related party	466,050	99,750
Payments on notes payable, related party	(330,763)	(7,250)
Payments on notes payable	(10,171)	(10,070)
Net cash provided by financing activities	953,945	70,017

Net change in cash	13,993	582
Cash, beginning of period	2,189	—

Cash, end of period	$16,182	$582

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$6,626	$49,744
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Accrued interest added to principal balance	$52,161	$45,752
Right of use assets acquired through operating lease	$543,810	$—
Common stock issued for conversion of related party notes payable	$1,000,000	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”) and its wholly owned subsidiary, Fast Casual Concepts Franchising LLC (“Concepts”). Fast Casual was originally incorporated on March 23, 2019, under the laws of the State of Pennsylvania (PA). On April 13, 2020, the Company re-domiciled in the state of Wyoming, increasing its authorized number common shares available to be issued to 750,000,000 and effectuating a 10-for-1 forward-split of its common stock. Concepts was incorporated on February 24, 2021, under the laws of the state of Wyoming.

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments under brand names such as The Holy Cow Burgers and Ice Cream (“Holy Cow”), Independent Taco and Third Eye Pies. Fast Casual has five open stores, Holy Cow, in Slippery Rock, PA, Third Eye Pies in Butler, PA, Independent Taco and a Third Eye Pies both in Mercer, PA and a Third Eye Pies in Washington, PA. Concepts was incorporated to pursue future franchising opportunities for the Fast Casual brands.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim consolidated financial statements be read in conjunction with Fast Casual's most recent audited financial statements as of December 31, 2021. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

Recent Accounting Pronouncements

Fast Casual has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

Basic and Diluted Loss Per Share

Fast Casual presents both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic and diluted net loss per share for the periods presented are as follows:

	For the Six Months Ended June 30,
	2022	2020
Basic Loss Per Share:
Numerator:
Net loss	$(578,646)	$(168,835)
Denominator:
Weighted-average common shares outstanding	111,095,791	103,405,572
Basic net loss per share	$(0.01)	$(0.00)

NOTE 2 - RELATED PARTY TRANSACTIONS

Notes Payable

On December 31, 2021, Fast Casual entered into an unsecured note in the amount of $527,990, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2021. During 2021, Fast Casual received additional funding of $58,600 and capitalized accrued interest of $55,154, while repaying $16,000 in cash. During December 2021, the Fast Casual issued 5,500,000 shares of series A preferred stock valued at $55,000 for principal. During the six months ended June 30, 2022, Fast Casual received additional funding of $213,400, capitalized accrued interest of $22,431 and issued 5,000,000 shares of the Company’s common stock valued at $500,000 for principal. The balance of the note was $47,174 and $570,744 at June 30, 2022 and December 31, 2021, respectively.

On December 31, 2020, Fast Casual entered into an unsecured note in the amount of $330,031, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2021. During the year ended December 31, 2021, Fast Casual received additional funding of $227,250 and capitalized accrued interest of $40,240, while repaying $149 in cash. During December 2021, the Fast Casual issued 4,500,000 shares of series A preferred stock valued at $45,000 for principal. During the six months ended June 30, 2022, Fast Casual received additional funding of $243,500, capitalized accrued interest of $28,624 and issued 5,000,000 shares of the Company’s common stock valued at $500,000 for principal. The balance of the note was $274,499 and $552,375 at June 30, 2022 and December 31, 2021, respectively.

On December 31, 2021, Fast Casual entered a new unsecured note in the amount of $121,942 that does not accrue interest and is due in full on December 31, 2022. During the six months ended June 30, 2022, Fast Casual received additional funding of $9,150 and repaid $12,650. The balance of the note was $118,442 and 121,942 at June 30, 2022 and December 31, 2021, respectively.

During November 2021, Fast Casual entered into a note payable with a related party entity for the receipt of $105,725. The note is unsecured, incurs interest at 3.75% annually and is payable in monthly payments of principal and interest totaling $2,208, with a maturity date of November 17, 2027. Fast Casual repaid $8,713 in principal during the six months ended June 30, 2022. The balance of the note payable was $95,597 and $104,310 at June 30, 2022 and December 31, 2021, respectively.

Fast Casual’s notes payable to related parties consist of the following at:

	June 30, 2022	December 31, 2021
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2022	$47,174	$570,744
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2022	274,499	552,375
Note payable, no interest, unsecured, due December 31, 2022	118,442	121,942
Note payable, 3.75% interest, unsecured, due November 17, 2027	95,597	104,310
Total:	535,712	1,349,371
Less: current portion	$(458,767)	$(1,262,886)
Long-term notes payable	$76,945	$86,845

Lease

During April 2019, Fast Casual and an entity owned and operated by an officer and director of Fast Casual, entered into a ten-year lease for a restaurant space in Slippery Rock, PA, ending April 30, 2029. The base rent of the lease is $1,350 per month and Fast Casual is responsible for all operating expenses for the property throughout the term of the lease.

NOTE 3 - STOCKHOLDERS’ DEFICIT

During the six months ended June 30, 2022, Fast Casual issued 8,290,000 shares of its common stock for cash of $829,000, or $0.10 per share. There were $171 in stock issuance costs related to the sales of common stock.

During the six months ended June 30, 2022, Fast Casual issued 10,000,000 shares of its common stock for related party debt of $1,000,000, or $0.10 per share.

During February 2022, Fast Casual issued 3,605,500 shares of common stock for $252,550 in common stock subscriptions.

During February 2022, Fast Casual issued 400,000 shares of common stock for services valued at $400.

NOTE 4 - LEASES

Fast Casual leases restaurant space under leases having remaining lease terms of up to ten years. Fast Casual has included the initial lease term in the cases where there are options to extend as it has determined that it is not reasonably certain that Fast Casual would exercise those options. Leases are classified as either finance or operating at inception of the lease, with classification affecting the pattern of expense recognition in the statements of operations. Operating leases result in the recognition of right-of-use lease assets and lease liabilities on the balance sheet. Right-of-use lease assets represent the Fast Casual's right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments. The liability is calculated as the present value of the remaining minimum rental payments for existing operating leases using either the rate implicit in the lease or, if none exists, Fast Casual's incremental borrowing rate of 6.99%.

During February 2021, the Company entered into a new lease for space in Washington, PA, that will house a Third Eye Pies. During January 2022, Fast Casual took possession of the site and the lease term began. The lease has an initial monthly payment of $7,287, including insurance and taxes, and a term of ten years, with an option to extend for another five years, which has not happened as of June 30, 2022. The lease also provides Fast Casual a $25,720 tenant improvement allowance and access to the space prior to the lease to complete the space prior to opening. As such, it was deemed to have commenced upon transfer of control of the space to Fast Casual in January 2022.

During the six months ended June 30, 2022, Fast Casual recorded a $543,810 right-to-use lease assets and lease liability related to the above described lease. During the six months ended June 30, 2022 and 2021, Fast Casual recognized $95,406 and $58,163 in facility expenses from amortization of leased assets and interest on lease liabilities, respectively.

The following table details the operating lease balances included in the accompanying balance sheets as of:

	June 30, 2022	December 31, 2021
Right of use asset – operating lease	$813,368	$357,926
Operating lease liabilities – current	$141,678	$106,048
Operating lease liabilities – long-term	$740,636	$300,248

NOTE 6 - NOTES PAYABLE

A summary of notes payable are as follows:

	June 30, 2022	December 31, 2021
Equipment financing, interest at 6.99% per annum, secured by equipment, due in monthly installments through September 2025	$80,542	$90,714
EIDL, interest at 3.75% per annum, due in monthly payments beginning 2021	118,808	117,700
Total:	199,350	208,414
Less: current portion	(25,650)	(25,219)
Long-term debt, net	$173,700	$183,195

NOTE 7 - GOING CONCERN

Fast Casual's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Fast Casual has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Fast Casual's ability to continue as a going concern are as follows:

Fast Casual opened its first restaurant in 2019, opened two more in January 2020 and one in 2020 and 2022. To date, Fast Casual has raised over $1,000,000 and is seeking to raise up to $5,000,000 total through private placements of its common stock. Funds received from the issuance of debt and equity is being used to expand brand identity through location expansion, identify new revenue sources and upgrade internal reporting systems to assist in identifying cost reduction opportunities to achieve profitability.  The continuation of Fast Casual as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Fast Casual is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Fast Casual will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Fast Casual to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2022.

FAST CASUAL CONCEPTS INC

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 28, 2022.

/s/ George Athanasiadis

Name: George Athanasiadis

President, Chief Executive Officer and Director

(Principal Executive Officer)

/s/ Tim Seivers

Name: Tim Seivers

Chief Operating Officer